UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00004 per share

(Title of Class of Securities)

091727107(1)

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 091727107

1	Names of Reporting Persons PAG HOLDINGS LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,323,205
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,323,205
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,323,205
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.9%*
12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 71,726,025 Ordinary Shares of the Issuer issued and outstanding as of September 30, 2017, as reported in Exhibit-99.1 to the Issuer’s Form 6-K filed on November 20, 2017. Beneficial ownership information is presented as of December 31, 2017.

1	Names of Reporting Persons PACIFIC ALLIANCE GROUP LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 5,323,205
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,323,205
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,323,205
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.9%*
12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 71,726,025 Ordinary Shares of the Issuer issued and outstanding as of September 30, 2017, as reported in Exhibit-99.1 to the Issuer’s Form 6-K filed on November 20, 2017. Beneficial ownership information is presented as of December 31, 2017.

1	Names of Reporting Persons PACIFIC ALLIANCE INVESTMENT MANAGEMENT LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,267,014
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,267,014
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,267,014
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.6%*
12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 71,726,025 Ordinary Shares of the Issuer issued and outstanding as of September 30, 2017, as reported in Exhibit-99.1 to the Issuer’s Form 6-K filed on November 20, 2017. Beneficial ownership information is presented as of December 31, 2017.

1	Names of Reporting Persons PACIFIC ALLIANCE GROUP ASSET MANAGEMENT LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,267,014
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,267,014
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,267,014
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.6%*
12	Type of Reporting Person (See Instructions) CO

*                 The percentages used in this Schedule 13G are calculated based on a total of 71,726,025 Ordinary Shares of the Issuer issued and outstanding as of September 30, 2017, as reported in Exhibit-99.1 to the Issuer’s Form 6-K filed on November 20, 2017. Beneficial ownership information is presented as of December 31, 2017.

1	Names of Reporting Persons PACIFIC ALLIANCE ASIA OPPORTUNITY FUND L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,267,014
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,267,014
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,267,014
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.6%*
12	Type of Reporting Person (See Instructions) PN

*                 The percentages used in this Schedule 13G are calculated based on a total of 71,726,025 Ordinary Shares of the Issuer issued and outstanding as of September 30, 2017, as reported in Exhibit-99.1 to the Issuer’s Form 6-K filed on November 20, 2017. Beneficial ownership information is presented as of December 31, 2017.

Item 1.

(a)                                 Name of Issuer: Bitauto Holdings Limited

(b)                                 Address of Issuer’s Principal Executive Offices:

New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing, 100044

The People’s Republic of China

Item 2.

(a)                                 Name of Person Filing: This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)                                     PAG Holdings Limited (“PAG Holdings”), a Cayman Islands company;

(ii)                                  Pacific Alliance Group Limited (“PAG Limited”), a Cayman Islands company, beneficially held as to 99.2% by PAG Holdings;

(iii)                               Pacific Alliance Investment Management Limited (“Pacific Alliance Investment Management”), a Cayman Islands company, beneficially held as to 90.0% by PAG Limited;

(iv)                              Pacific Alliance Group Asset Management Limited (“PAG Asset Management”), a Cayman Islands company, beneficially held as to 100.0% by Pacific Alliance Investment Management; and

(v)                                 Pacific Alliance Asia Opportunity Fund L.P. (“Pacific Alliance Asia Opportunity”), a Cayman Islands limited partnership, of which PAG Asset Management is the general partner.

(b)                                 Address of Principal Business Office or, if none, Residence:

(i)                                     PAG Holdings

The address of the principal business office of PAG Holdings is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands

(ii)                                  PAG Limited

The address of the principal business office of PAG Limited is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands, c/o 15/F., AIA Central, 1 Connaught Road Central, Hong Kong

(iii)                               Pacific Alliance Investment Management

The address of the principal business office of Pacific Alliance Investment Management is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands

(iv)                              PAG Asset Management

The address of the principal business office of PAG Asset Management is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands

(v)                                 Pacific Alliance Asia Opportunity

The address of the principal business office of Pacific Alliance Asia Opportunity is located at:

PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands

(c)                                  Citizenship: The citizenship of each of PAG Holdings, PAG Limited, Pacific Alliance Investment Management, PAG Asset Management and Pacific Alliance Asia Opportunity is the Cayman Islands.

(d)                                 Title and Class of Securities: Ordinary shares, par value US$0.00004 per share (“Ordinary Shares”)

(e)                                  CUSIP No.: 091727107

Item 3.                                If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.                                   Ownership

Four entities, namely, (i) PAG Asia Alpha LP, (ii) PAG-P Asia Fund L.P., (iii) PA Grand Opportunity Limited, and (iv) Pacific Alliance Asia Opportunity (the “holders”) purchased and hold convertible notes issued by Bitauto Holdings Limited (the “Issuer”) in an aggregate principal amount of US$126 million (the “Convertible Notes”). At any time after November 1, 2016, the holders may elect to convert the Convertible Notes into Ordinary Shares or ADSs of the Issuer at an initial conversion price of $23.67 per ADS, representing an initial conversion rate of 4,224.7671 ADSs per US$100,000 principal amount of the Convertible Notes.

PAG Asia Alpha LP

PAG Asia Alpha LP holds US$10 million principal amount of the Convertible Notes and therefore may be deemed to beneficially own 422,476, or 0.6%, of the Issuer’s Ordinary Shares.

PAG Asia Alpha LP is a Cayman Islands limited partnership of which PAG Asia Alpha GP Limited is the general partner. As such, PAG Asia Alpha GP Limited has the power to make all decisions with respect to PAG Asia Alpha LP. PAG Asia Alpha GP Limited is beneficially owned as to 100.0% by PAG Asia Alpha Limited, which is beneficially owned as to 100.0% by PAG Limited.

PAG-P Asia Fund L.P.

PAG-P Asia Fund L.P. holds US$15 million principal amount of the Convertible Notes and therefore may be deemed to beneficially own 633,715, or 0.9%, of the Issuer’s Ordinary Shares.

PAG-P Asia Fund L.P. is a Cayman Islands limited partnership of which PAG-P Management Limited is the general partner. As such, PAG-P Management Limited has the power to make all decisions with respect to PAG-P Asia Fund L.P. PAG-P Management Limited is beneficially owned as to 100.0% by PAG AR Opportunistic Strategies Limited, which is beneficially owned as to 100.0% by PAG Limited.

PA Grand Opportunity Limited; Pacific Alliance Asia Opportunity; PAG Asset Management; Pacific Alliance Investment Management

PA Grand Opportunity Limited holds US$16 million principal amount of the Convertible Notes and therefore may be deemed to beneficially own 675,962, or 0.9%, of the Issuer’s Ordinary Shares.

Pacific Alliance Asia Opportunity holds US$85 million principal amount of the Convertible Notes, and beneficially owns 100.0% of PA Grand Opportunity Limited. Pacific Alliance Asia Opportunity therefore may be deemed to beneficially own in aggregate 4,267,014, or 5.6%, of the Issuer’s Ordinary Shares.(2)

PA Grand Opportunity Limited is a Cayman Islands company which is beneficially owned as to 100.0% by Pacific Alliance Asia Opportunity. Pacific Alliance Asia Opportunity is a Cayman Islands limited partnership of which PAG Asset Management is the general partner. As such, PAG Asset Management has the power to make all decisions with respect to Pacific Alliance Asia Opportunity. PAG Asset Management is beneficially owned as to 100.0% by Pacific Alliance Investment Management.

Each of PAG Asset Management and Pacific Alliance Investment Management may thereby be deemed to beneficially own in aggregate 4,267,014, or 5.6%, of the Issuer’s Ordinary Shares.

PAG Limited; PAG Holdings

Pacific Alliance Investment Management is beneficially owned as to 90.0% by PAG Limited, which is beneficially owned as to 99.2% by PAG Holdings.

(2)  Includes the 675,692 Ordinary Shares of the Issuer beneficially owned by PA Grand Opportunity Limited.

Each of PAG Limited and PAG Holdings may thereby be deemed to beneficially own in aggregate 5,323,205, or 6.9%, of the Issuer’s Ordinary Shares.

Voting and Dispositive Power

Each of Pacific Alliance Asia Opportunity, PAG Asset Management, Pacific Alliance Investment Management, PAG Limited and PAG Holdings may thereby be deemed to have sole voting and dispositive power over more than five percent of the Issuer’s Ordinary Shares.

Calculations

The percentages used in this Schedule 13G are calculated based on a total of 71,726,025 Ordinary Shares of the Issuer issued and outstanding as of September 30, 2017, as reported in Exhibit-99.1 to the Issuer’s Form 6-K filed on November 20, 2017. Beneficial ownership information is presented as of December 31, 2017.

A.                                    PAG Holdings

(a)                                 Amount beneficially owned:  5,323,205

(b)                                 Percent of class:  6.9%

(c)                                  Number of shares as to which the person has:

(i)                                    Sole power to vote or to direct the vote:  5,323,205

(ii)                                Shared power to vote or to direct the vote:  0

(iii)                            Sole power to dispose or to direct the disposition of:  5,323,205

(iv)                             Shared power to dispose or to direct the disposition of:  0

B.                                    PAG Limited

(a)                                 Amount beneficially owned:  5,323,205

(b)                                 Percent of class:  6.9%

(c)                                  Number of shares as to which the person has:

(i)                                    Sole power to vote or to direct the vote:  5,323,205

(ii)                                Shared power to vote or to direct the vote:  0

(iii)                            Sole power to dispose or to direct the disposition of:  5,323,205

(iv)                             Shared power to dispose or to direct the disposition of:  0

C.                                    Pacific Alliance Investment Management

(a)                                 Amount beneficially owned:  4,267,014

(b)                                 Percent of class:  5.6%

(c)                                  Number of shares as to which the person has:

(i)                                    Sole power to vote or to direct the vote:  4,267,014

(ii)                                Shared power to vote or to direct the vote:  0

(iii)                            Sole power to dispose or to direct the disposition of:  4,267,014

(iv)                             Shared power to dispose or to direct the disposition of:  0

D.                                    PAG Asset Management

(a)                                 Amount beneficially owned:  4,267,014

(b)                                 Percent of class:  5.6%

(c)                                  Number of shares as to which the person has:

(i)                                    Sole power to vote or to direct the vote:  4,267,014

(ii)                                Shared power to vote or to direct the vote:  0

(iii)                            Sole power to dispose or to direct the disposition of:  4,267,014

(iv)                             Shared power to dispose or to direct the disposition of:  0

E.                                     Pacific Alliance Asia Opportunity

(a)                                 Amount beneficially owned:  4,267,014

(b)                                 Percent of class:  5.6%

(c)                                  Number of shares as to which the person has:

(i)                                    Sole power to vote or to direct the vote:  4,267,014

(ii)                                Shared power to vote or to direct the vote:  0

(iii)                            Sole power to dispose or to direct the disposition of:  4,267,014

(iv)                             Shared power to dispose or to direct the disposition of:  0

Item 5.                                 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.                                 Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit 99.2 filed together with this Schedule 13G.

Item 8.                                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                                 Notice of Dissolution of Group.

Not applicable.

Item 10.                          Certifications.

Each of the Reporting Persons hereby make the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

PAG HOLDINGS LIMITED

By:	/s/ Jon Lewis
Name:	Jon Lewis
Title:	Director

PACIFIC ALLIANCE GROUP LIMITED

By:	/s/ Jon Lewis
Name:	Jon Lewis
Title:	Director

PACIFIC ALLIANCE INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jon Lewis
Name:	Jon Lewis
Title:	Director

PACIFIC ALLIANCE GROUP ASSET MANAGEMENT LIMITED

By:	/s/ Jon Lewis
Name:	Jon Lewis
Title:	Director

PACIFIC ALLIANCE ASIA OPPORTUNITY FUND L.P.

By:	/s/ Jon Lewis
Name:	Jon Lewis
Title:	Director of Pacific Alliance Group Asset Management Limited, acting as general partner of Pacific Alliance Asia Opportunity Fund L.P.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	Identification of Relevant Subsidiaries